February 26, 2009

Jerry A. Warren, Esq.
McAfee & Taft A Professional Corporation
10th Floor, Two Leadership Square
211 North Robinson
Oklahoma City, OK 73102-7103

Re: TXF Funds, Inc. (File Nos. 333-156996 & 811-22270)

Dear Mr. Warren:

        We have reviewed the registration statement on Form N-1A for TXF Funds, Inc. (the
"Company") which contains one series, the TXF Large Companies ETF (the "Fund") filed on
January 28, 2009. Based on our review of the registration statement, we have the following
comments. The captions we use below correspond to the captions the Fund uses in its
registration statement.

PROSPECTUS:

TXF Large Companies ETF (Cover Page)

1.   The third sentence of the second paragraph states that the Company is considering
offering TXF shares in two additional Funds, TXF Mid Companies and TXF Small Companies,
each of which will invest in separate portfolios of securities that substantially replicate
benchmark indexes consisting of medium and small Texas based companies that are publicly
traded. In addition, the heading of the Investment Objective and Strategies of the Funds section
on page 2 of the prospectus and various statements throughout the prospectus suggest that there
are several funds in the prospectus. As the Company has only registered one series, please revise
the prospectus to delete references to series that have not yet been registered.

2.   The fourth sentence of the second paragraph states that each of the Funds have their
headquarters or principal place of business or generate a significant portion of their revenues in
Texas. Since the Fund's principal executive offices are in Oklahoma and appears that all of the
Fund's operations will be conducted in Oklahoma, the statement in the previous sentence
appears to be incorrect. Accordingly, please revise the disclosure to accurately describe the
location of the Fund's operations.

Investment Objective and Strategies of the Funds (Page 2)

3.   The heading of this section indicates that this section will describe the Fund's strategies. Please revise the heading to clarify that this section will only describe the Fund's principal investment strategies. In addition, please describe in this section only the Fund's principal strategies. See Item 2(b) of Form N-1A.

4.   The first sentence of the first paragraph states that the Fund will normally invest at least 90% of its total assets in stocks that comprise the Underlying Index. Please disclose in this section the market capitalization range of the Underlying Index and the average market capitalization of the securities included in the Underlying Index. We may have additional comments about the appropriateness of this index in the Fund's investment policy described above based on the market capitalization range and the average market capitalization of the Index that you provide to us. See Investment Company Act Release No. 24828 (January 17, 2001).

What is the SPADE Large Companies Index and How is it Created and Maintained? Calculation Methodology (Page 3)

5.   The second sentence states that the components' market capitalization weights are modified to conform to asset diversification rules designed to ensure that no company's stock has a weight greater than 10 percent at the time of balancing. Please describe in this section how the Index will be calculated if a company's stock does have a weight greater than 10 percent.

Principal Risks – Geographic Concentration Risk (Page 4)

6.   Please add disclosure in this section relating to risks specific to investments made in Texas based companies (*e.g.*, the risks associated with the major industries, such as oil and gas, which dominate the Texas economy).

Fund Management – Investment Advisor (Page 10)

7.   Immediately following the second paragraph, please disclose that the factors considered by the Board in approving the Fund's investment advisory agreement will be available in the Fund's annual (or semi-annual) report, as applicable, and provide the periods covered by such annual (or semi-annual) report as required by Item 5(a)(1)(iii) of Form N-1A.

8.   Please disclose the information about the Fund's portfolio managers required by Item 5(a)(2) of Form N-1A.

Information About the Underlying Indexes and the Index Administrator (Page 15)

9.   The second paragraph states that the component stocks are selected by the Index Administrator and the Underlying Indexes are compiled, maintained and calculated without regard to the <u>Advisor</u> or <u>Distributor</u> and that the Index Administrator has no obligation to take the specific needs of the <u>Advisor</u> or <u>Distributor</u> into account in the determination and calculation of the Underlying Indexes. Please also clarify in this section that the component stocks are selected and the Underlying Index is compiled, maintained and calculated without regard to the <u>Fund</u> and its needs.

<u>STATEMENT OF ADDITIONAL INFORMATION</u>:

Fundamental Investment Limitations (Page 17)

10.   Please revise the last sentence of the first paragraph (immediately before the list of restrictions) to state that the Company may <u>not</u> engage in the enumerated activities described in this section.

Management – Officers and Directors (Page 19)

11.   The paragraphs following the Officers and Directors table describe a financial relationship between the parent of the Fund's Advisor and the Bank of Union, a company for which John Shelley, a disinterested director of the Fund, serves as CEO and Chairman of the Board. Please provide to us your legal analysis supporting your conclusion that Mr. Shelley is a disinterested director under Section 2(a)(19) of the Investment Company Act. In addition, as Mike Braun is an officer of the Bank of Union, please provide a similar analysis for Mr. Braun.

Portfolio Managers – Portfolio Managers' Compensation (Page 22)

12.   The first sentence states that the investment adviser's portfolio managers responsible for managing the Funds will not currently receive any compensation. At least one of the portfolio managers identified in this section has an ownership interest in the Fund's investment adviser. Please clarify in this section that, while the Fund's portfolio managers will not receive direct compensation for managing the Fund, they may be compensated indirectly through their ownership of the Fund's investment adviser. In addition, the second sentence states that if compensation is paid in the future, it will be paid by the investment adviser and not by the Funds. Please note that Item 15(b) of Form N-1A specifically contemplates the disclosure of compensation to be paid to the portfolio managers by the Fund's investment adviser.

Portfolio Managers – Management of Other Portfolios (Page 22)

13.   Please disclose in this section the information required by Item 15(a) of Form N-1A, including the total assets managed and a description of any material conflicts of interest that may arise in connection with the management of the Fund's investments and the management of the other account(s) managed by the portfolio managers.

Portfolio Transactions (Page 23)

14.   The third sentence of the last paragraph states that because the Fund is an index fund, turnover will normally be less than for a mutual fund. Since numerous index funds are organized as open-end investment companies, which are also known as mutual funds (*e.g.*, Vanguard 500 Index Fund), please revise or delete this sentence.

Procedures for Purchase of Creation Units (Page 27)

15.   The second sentence of the first paragraph states that in the case of custom orders, the order must be received by the Distributor no later than 3:00 p.m. Eastern Time on the trade date. The third sentence states that a custom order may be placed by an Authorized Participant in the event that a Fund permits or requires the substitution of an amount of cash to be added to the Cash Component to replace any securities included in the In-Kind Creation Basket which may not be available in sufficient quantity for delivery or which may not be eligible for trading by such Authorized Participant or the investor for which it is acting or other relevant reason. Please clarify in this section that if the Fund requires Authorized Participants to place custom orders, the 3:00 p.m. cut-off time will not be imposed and that Authorized Participants may place such orders until 4:00 pm.

GENERAL COMMENTS

16.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

17.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

18.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

19.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

20.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

21.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6949.

Sincerely,

Christian T. Sandoe
Senior Counsel